Exhibit 99.2

, 2010

Dear Shareholder:

Enclosed are the prospectus and other materials relating to the rights offering by First Mariner Bancorp.  Please carefully review the prospectus, which describes how you can participate in the rights offering.  You will be able to exercise your subscription rights to purchase additional shares of First Mariner’s common stock only during a limited period.  You will find answers to some frequently asked questions about the rights offering beginning on page        of the prospectus.  You should also refer to the detailed Instructions as to Use of First Mariner Bancorp Rights Certificates, included with this letter.

Summary Of The Terms Of The Rights Offering

•                  You will receive one subscription right for each share of First Mariner common stock you owned as of record at the close of business on                     , 2009.  Each subscription right entitles you to a basic subscription privilege and an over-subscription privilege.

•                  The basic subscription privilege of each subscription right gives you the opportunity to purchase            shares of our common stock at a subscription price of $           per share.  Fractional shares of our common stock resulting from the exercise of the basic subscription privilege will be eliminated by rounding down to the nearest whole share.  For example, if you owned 100 shares of our common stock as of 5:00 p.m., Eastern Standard Time, on the record date, you would have received 100 subscription rights and would have the right to purchase              shares of common stock for $           per share.

•                  In the event that you purchase all of the shares of our common stock available to you pursuant to your basic subscription privilege, you may also choose to exercise an over-subscription privilege, subject to certain limitations and subject to allotment, to purchase a portion of any shares of our common stock that are not purchased by our other shareholders through the exercise of their basic subscription privileges.

•                  The rights offering expires at 5:00 p.m., Eastern Standard Time, on                     , 2010.  We may extend the rights offering without notice to you until                     , 20    .  If you do not exercise your subscription rights before that time, they will expire and will not be exercisable for shares of our common stock.

•                  Once you elect to exercise your subscription rights, you cannot change your mind and revoke your election.

Your prompt action is requested.  To exercise the rights, you should properly complete and sign the Rights Certificate and forward it, with payment of the full subscription price for each share of common stock subscribed for pursuant to the basic subscription privilege and the over-subscription privilege, to the subscription agent, as indicated on the Rights Certificate and the Instructions.

Sincerely,

Edwin F. Hale, Sr.

Chairman and Chief Executive Officer

The Subscription Rights Are Exercisable Until 5:00 P.M. Eastern Standard Time

On                     , 2010 Unless Extended.

Questions?

Please call Laurel Hill Advisory Group, LLC, the Information Agent.  The Information Agent can be reached toll-free, at (888) 742-1305, Monday through Friday, between 10:00 a.m. and 4:00 p.m., Eastern Standard Time.